December 18, 2013

Karen Rossotto

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Diamond Hill Funds: File Nos. 333-22075 and 811-8061

Dear Ms. Rossotto:

On October 8, 2013, Diamond Hill Funds (the “Trust”), on behalf of Diamond Hill Mid Cap Fund (the “Fund”), filed Post-Effective Amendment No. 40 to its Registration Statement on Form N-1A (the “Amendment”). On November 26, 2013, you provided oral comments. The following is a summary of our understanding of your comments and the response from the Trust.

1. Comment: Fee Table – Page 3. The fund intends to invest in SPDRs. Add a line to the fee table entitled Acquired Fund Fees and Expenses if the cost of investing in underlying funds is expected to exceed one basis point.

Response: The total cost to the fund related to its investment in SPDRs is not expected to exceed one basis point of its total operating expenses as the fund does not intend to invest in SPDRs as part of its principal investment strategy. Please refer to the response to Comment #3 (Principal Investment Strategy – Page 3) below.

2. Comment: Principal Investment Strategy – Page 3. Revise the first sentence under “Principal Investment Strategy” to read “The fund, under normal market conditions, invests at least 80% of its net assets (plus the amount of borrowing for investment purposes, if any), in U.S. equity . . . ”

Response: The fund does not intend to borrow for investment purposes; therefore, the language has not been included as recommended.

3. Comment: Principal Investment Strategy – Page 3: The second sentence states that “Equity securities consist of common and preferred stocks, . and other similar investments.” Disclose what “other similar investments are and whether they are included in the 80% calculation.

THOMPSON HINE LLP ATTORNEYS AT LAW	41 South High Street Suite 1700 Columbus, Ohio 43215-6101	www. ThompsonHine.com Phone 614.469.3200 Fax 614.469.3361

Response: The sentence has been revised as follows:

“Equity securities consist of common and preferred stock.”

4. Comment: Main Risks – Page 4: If the adviser is not affiliated with a bank and/or the fund is not sold through a bank, delete the sentence regarding FDIC insurance.

Response: The current disclosure will remain in the prospectus as the fund may be sold through financial intermediaries, which may include banks and bank–affiliated broker dealers.

5. Comment: Main Risks – Page 4: Add the risks associated with investing in rights and warrants, preferred stock, ADRs and ETFs

Response: The fund does not intend to invest in rights and warrants, ADRs and ETFs as part of its principal investment strategy. Therefore, no additional disclosure has been added. Please refer to the response to Comment #3 (Principal Investment Strategy – Page 3).

6. Comment: Main Risks – Page 4: If the fund invests in foreign and emerging markets by means other than through ADRs, disclose that under Principal Investment Strategy.

Response: The fund does not intend to invest in foreign or emerging markets by means other than through ADRs.

7. Comment: Transaction Policies – Page 5: Revise the first section of this policy to read: In general, you can buy or sell (redeem) shares by mail . . . ”

Response: The requested disclosure has been added.

8. Comment: Additional Information About Investment Strategies and Related Risks – Page 6: If the fund’s investment strategy can be changed without shareholder vote, please disclose that fact.

Response: The second sentence in this section has been amended to reflect that the fund’s investment strategy can be changed by the Fund’s Board of Trustees upon 60 days’ prior notice to shareholders.

9. Comment: Additional Information About Investment Strategies and Related Risks – Page 6: Restate the fund’s principal investment strategy here.

Response: Based on the understanding that such disclosure is not required by General Instruction C.3 (a) to Form N-1A, the suggested disclosure will not be added at this time.

10. Comment: Management of the Fund – Page 7: Disclose whether the adviser advises mutual funds and hedge funds.

Response: The second sentence in the first paragraph under the section titled “Management of the Fund” has been amended to add “private investment funds” after “corporations”.

11. Comment: Management of the Fund – Page 7: State which report (annual or semi-annual) will contain the board’s consideration of the Investment Advisory Agreement. Also disclose the period covered by the report.

Response: The disclosure has been amended to reflect that the annual report to shareholders for the period ended December 31, 2013 will contain the board’s consideration of the Investment Advisory Agreement.

12. Comment: Pricing Your Shares – Page 8: In the second paragraph, make it clear that even though the funds NAV may change on days the fund is closed because foreign markets in which the fund buys securities are open, shareholders cannot buy shares on those days (i.e., shareholders cannot buy shares on days the fund is closed).

Response: The following sentence was added to the second paragraph on page 8 under the caption titled “Pricing Your Shares”.

“To the extent that the fund invests in securities that are primarily listed on foreign exchanges or other markets that trade on weekends or other days when the fund is closed, the value of the fund’s shares may change on days when you will not be able to purchase or redeem your shares.”

13. Comment: SAI - Page 28: State whether the nominating committee will consider nominations by shareholders.

Response: The disclosure has been amended to state that the Trust’s Nominating Committee will consider Trustee nominations for potential Board members by shareholders.

14. Comment: SAI - Portfolio Holdings Disclosure – Page 33: In the first paragraph, clarify what “President” is being referred to in the third sentence.

Response: The disclosure has been amended to reflect that both the President of the Trust and the Chief Administrative Officer of the Trust must authorize the release of portfolio holdings that are not publically available for legitimate business purposes.

16. Comment: SAI - Portfolio Holdings Disclosure – Page 33: Add disclosure about how the fund handles conflicts between the fund shareholders and the adviser that arise in connection with the disclosure of portfolio holdings.

Response: The following sentence has been added to the disclosure on Page 33:

“Disclosure of the fund’s portfolio holdings as an exception to the Funds’ normal business practice may be made, provided that the disclosure is deemed to be in the best interests of shareholders and the following conditions are met: (i) the party receiving the portfolio holdings signs a confidentiality agreement and agrees that they will not use the information for any security or fund trading, proprietary or otherwise, and (ii) the Adviser does not receive any compensation related to the portfolio disclosure. In order to avoid conflicts of interest between the fund’s shareholders and the Adviser, any exceptions must be approved in writing by the Fund’s President and Chief Administrative Officer and any such exceptions granted will be presented to the Board of Trustees on a quarterly basis for their review. The fund may make publically available its portfolio holdings at other dates as determined from time to time.”

The Trust has authorized me to convey to you that the Trust acknowledges the following:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declare the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this request please contact Michael V. Wible at (614) 469-3297.

Best regards,

/s/ Michael V. Wible
Michael V. Wible

cc:	(w/ attachment)
Gary Young